Launch Two Acquisition Corp.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

VIA EDGAR

September 23, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:

Pearlyne Paulemon

Re:	Launch Two Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Submitted September 18, 2024

CIK No. 0002023676

Ladies and Gentlemen:

Launch Two Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 20, 2024, regarding our Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on September 18, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 submitted September 18, 2024

Risks Relating to our Management Team, page 74

1.	We note your disclosure on page 12 and elsewhere that in order to facilitate the initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement warrants or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 76 of Amendment No. 3 to add the requested risk factor disclosure.

Risk Factors

Risks Relating to our Securities

Our warrant agreement will designate the courts of the State of New York or the United States District Court . . ., page 84

2.

We note your response to prior comment 3 and your revised disclosure on pages 84 and 165. Please confirm that you will make investors aware that the exclusive forum provision in the warrant agreement filed as Exhibit 4.4 applies to Securities Act but not Exchange Act claims in future filings.

Response: The Company acknowledges the Staff’s comment and has amended Section 9.3 of Exhibit 4.4 to state that the exclusive forum provision shall apply to claims under the Securities Act and has revised the indicated disclosure to confirm that we will make investors aware that the exclusive forum provision applies to Securities Act but not Exchange Act claims in future filings.

Proposed Business, page 106

3.

We acknowledge your revision in response to prior comment 4. Please elaborate on why based on the existing relationships of your sponsor, directors and officers, their level of financial investment in you and the potential loss of such investment if no business combination is consummated, you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout Amendment No. 3 to indicate that such fiduciary duties, contractual obligations and certain other potential conflicts could materially affect the Company’s ability to complete an initial business combination.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Launch Two Acquisition Corp.

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc: Stuart Neuhauser, Esq.